VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement Dated June 6, 2003 to
Prospectus and Contract Prospectus Summary
Each dated May 1, 2003

GENERAL DESCRIPTION OF ING GET U.S. CORE PORTFOLIO - SERIES 1 (GET Series 1 or the Series)
GET Series 1 is an investment option that may be available during the accumulation phase of the contract. ING Life Insurance and Annuity Company (the Company or we) makes a guarantee, as described below, when you direct money into GET Series 1. ING Investments, LLC serves as the investment adviser and Aeltus Investment Management, Inc. serves as investment sub-adviser to GET Series 1.

We will offer GET Series 1 shares only during its offering period, which is scheduled to run from June 13, 2003 through the close of business of the New York Stock Exchange on September 11, 2003. Please read the GET Series 1 prospectus for a more complete description of GET Series 1, including its charges and expenses. A GET Series 1 prospectus may be obtained, free of charge, from the Opportunity Plus Service Center at the address listed in the "Contract Overview - Questions: Contacting the Company" section of the Prospectus, by accessing the SEC web site or by contacting the SEC Public Reference Room.

INVESTMENT OBJECTIVE OF GET SERIES 1
The Series seeks to achieve maximum total return and minimal exposure of the Series assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the Guarantee Period.

GET Series 1's guarantee period runs from September 12, 2003 through September 12, 2008. During the offering period, all GET Series 1 assets will be invested in short-term instruments. During the guarantee period, the GET Series 1 asset allocation strategy seeks to optimize the exposure of the Series to an equity component while protecting Series assets. At least 80% of the amounts allocated to the equity component will be invested in stocks included in the S&P 500. The equity component may also invest in S&P futures contracts. Amounts not allocated to the equity component will be allocated to a fixed component. Generally, at least 55% of the amounts allocated to the fixed component will consist of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. The fixed component may also invest, among other things, in certain mortgage backed securities, U.S. Treasury futures, and money market instruments. Assets allocated to the equity component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the guarantee. Thus, GET Series 1's asset allocation strategy will be implemented by allocating assets appropriately to the equity component and to the fixed component so that no amounts are due from the Company under the guarantee. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the equity component, or to any investment returns generated by GET Series 1.

THE GET SERIES GUARANTEE
The guarantee period for GET Series 1 will end on September 12, 2008, which is GET Series 1's maturity date. The Company guarantees that the value of an accumulation unit of the GET Series 1 subaccount under the contract on the maturity date (as valued after the close of business on September 12, 2008), will not be less than its value as determined after the close of business on the last day of the offering period. This guarantee is dependent upon the Company's claims-paying ability. If the value on the maturity date is lower than it was on the last day of the offering period, we will transfer funds from our general account to the GET Series 1 subaccount to make up the difference. This means that if you remain invested in GET Series 1 until the maturity date, at the maturity date you will receive no less than the value of your separate account investment directed to GET Series 1 as of the last day of the offering period, less any amounts you transfer or withdraw from the GET Series 1 subaccount.

If you withdraw, request a loan, or transfer funds from GET Series 1 before the maturity date, we will process the transactions at the actual unit value next determined after we receive your order. The guarantee will not apply to these amounts.

MATURITY DATE
Before the maturity date, we will send a notice to each contact holder who has amounts in GET Series 1. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Series 1 amounts. If you do not make a choice on the maturity date, we will transfer your GET Series 1 amounts to the Series of the GET Portfolio that we are currently offering at that time, assuming that we are offering a GET Series at that time and that it is made available under your contract. If no GET Portfolio Series is available, we will transfer your GET Series 1 amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the Contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your GET Series 1 amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance.

The following information supplements the "Fee Table" section in the Prospectus and the table in the "Charges and Deductions" section of the Prospectus Summary:

FEES DEDUCTED FROM THE GET SERIES 1 SUBACCOUNT DURING THE ACCUMULATION PHASE
(Daily deductions equal to the given percentage of values invested in the subaccount on an annual basis)

Separate Account Annual Expenses (as a percentage of average account value)

Mortality and Expense Risk Charge	1.00%
Administrative Expense Charge	0.00% - 0.25%[1]
GET Series 1 Guarantee Charge (deducted daily during the Guarantee Period)	0.25%
Total Separate Account Annual Expenses	1.25% - 1.50%

[1] We do not currently impose an administrative expense charge. However, we reserve the right to deduct a daily charge of not more than 0.25% on an annual basis from the subaccount.

FEES DEDUCTED BY THE FUNDS
The following information supplements the Fund Expense Table contained in the "Fee Table - Fees Deducted by the Funds" section of the Prospectus and the expense table in the "Charges and Deductions" section of the Prospectus Summary:

GET Series 1 Annual Expenses
(As a percentage of the average net assets)[1]

	Management (Advisory) Fees [2]	12b-1 Fee [3]	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses [4]
GET Series 1	0.60%	0.25%	0.15%	1.00%	-	1.00%

For more information regarding expenses paid out of assets of the portfolio, see the GET Series 1 prospectus.

[1] This table shows the estimated operating expenses for the Portfolio as a ratio of expenses to average daily net assets.
[2] The Management (Advisory) Fee will be 0.25% during the offering period and 0.60% during the guarantee period.
[3] Pursuant to a Plan of Distribution adopted by the Portfolio under Rule 12b-1 under the 1940 Act, the Portfolio pays ING Funds Distributor, Inc. (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Portfolio's shares. The distribution fee may be used by the Distributor for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Portfolio, including payment of the fee to ING Life Insurance and Annuity Company in connection with the use of the Portfolio under the Company's variable annuity contracts.
[4] ING Investments, LLC has entered into an expense limitation contract with the Portfolio, under which it will limit expenses of the Portfolio, excluding expenses such as interest, taxes, brokerage and extraordinary expenses to 0.65% during the offering period and 1.00% during the guarantee period, through December 31, 2004. Fee waiver and/or reimbursements by ING Investments, LLC may vary in order to achieve such contractually obligated "Net Annual Fund Operating Expenses".

The following information supplements the "Hypothetical Examples" section in the Prospectus:

Hypothetical Examples – GET Series 1
The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses applicable to the GET Series 1 subaccount, and fund fees and expenses (until GET Series 1's maturity date).

The following example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the fees and expenses as listed in the "Total Annual Fund Operating Expenses" column on the previous page. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period*:			(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:		
	1 Year	**3 Years**	**5 Years**	**1 Year**	**3 Years**	**5 Years**
GET Series 1	$766	$1,317	$1,896	$253	$779	$1,331

* This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply.

** This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement Dated June 6, 2003 to
Prospectus and Contract Prospectus Summary
Each dated May 1, 2003

The information contained in this supplement amends certain information contained in the Prospectus and Contract Prospectus Summary dated May 1, 2003. You should read this supplement along with the Prospectus and Contract Prospectus Summary.

Early Withdrawal Charges for Withdrawals from the Guaranteed Accumulation Account

The schedule describing Early Withdrawal Charges from the Guaranteed Accumulation Account, which appears at the top of page 18 of the Prospectus and as Schedule II in the "Charges and Deductions" section of the Contract Prospectus Summary, applies only to installment purchase payment master contracts issued after July 29, 1993 in the State of New York. For all other contracts, the applicable Early Withdrawal Charge Schedule for withdrawals from the Guaranteed Accumulation Account under installment purchase payment contracts is the same schedule that applies to withdrawals from the Variable Investment Options and the Fixed Account.